ROPES & GRAY LLP BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

April 6, 2005

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Microvision, Inc. Form S-3

Ladies and Gentlemen:

Enclosed for filing on behalf of Microvision, Inc. (the “Company”) is a Registration Statement on Form S-3 (the “Registration Statement”). The Company notes that it intends to file its Proxy Statement or an amendment to its Annual Report on Form 10-K including information which would otherwise be incorporated by reference from its Proxy Statement into its Form 10-K prior to requesting acceleration of the effectiveness of this Registration Statement.

Please call me at (617) 951-7028 or Joel Freedman of Ropes & Gray LLP at (617) 951-7309 if you have any questions.

Very truly yours,

/s/ Thomas Mila

Thomas Mila

cc:	Thomas Walker
Joel Freedman